SEC Mail Processing Section

FEB 23 2011

Washington, DC
105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11016242

SEC Mail Processing Section

FEB 23 2011

Washington, DC
110

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CFTC FORM 1-FR-IB (Part A) 0005 OMB No. 3038-0024

Name of Company: Kenmar Securities Inc. 0010	Employer ID No: 13-3434713 0020	NFA ID No: 0327366 0030
Address of Principal Place of Business: 900 King Street	Person to Contact Concerning This Report: Maureen D. Howley 0040	
Suite 100	Telephone No:	
Rye Brook, NY 10573 0050	(914) 307-7030 0060	

1. Report for the period beginning January 1, 2010 0070 and ending December 31, 2010 0080

2. Type of report: 0090 [X] Certified [ ] Regular quarterly/semiannual

[ ] Special call by: ______________ [ ] Other -- Identify: ______________

3. Check whether 0095 [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association 0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 15 day of February, 2011

Manual signature [signature]

Type or print name Maureen D. Howley

[ ] Chief Executive Officer [X] Sr. Vice President and Chief Financial Officer Corporate Title ______________

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

(2-88: previous editions are obsolete)

KENMAR SECURITIES INC.

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kenmar Securities Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information also required by regulations of the Commodity Futures Trading Commission. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2011

KENMAR SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 648,425
Prepaid expenses	33,892
Other assets	8,085
Total assets	$ 690,402
LIABILITIES	
Commissions payable	$ 25,380
Accrued expenses	24,864
Total liabilities	50,244
STOCKHOLDER'S EQUITY	
Common stock – $0.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Retained earnings	640,148
Total stockholder's equity	640,158
Total liabilities and stockholder's equity	$ 690,402

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

REVENUE	
Service fees, sales commissions and redemption fees	$ 1,420,154
Other income	1,173
Interest income	11
Total revenue	1,421,338
EXPENSES	
Commissions	106,235
Regulatory and license fees	46,173
Professional fees	33,144
Other expenses	18,217
Total expenses	203,769
NET INCOME	$ 1,217,569

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 10	$ 0	$ 847,579	$ 847,589
Net income for the year ended December 31, 2010	0	0	1,217,569	1,217,569
Capital distributions	0	0	(1,425,000)	(1,425,000)
Balance at December 31, 2010	$ 10	$ 0	$ 640,148	$ 640,158

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from (for) operating activities:	
Net income	$ 1,217,569
Adjustments to reconcile net income to net decrease in cash and cash equivalents:	
Changes in assets and liabilities:	
Decrease in service fees, sales commissions and redemption fees receivable	15,367
Decrease in accrued expenses	(3,161)
Decrease in other assets	2,364
Increase in prepaid expenses	(773)
Decrease in commissions payable	(22,291)
Net cash from operating activities	1,209,075
Cash flows (for) financing activities	
Capital distributions	(1,425,000)
Net decrease in cash and cash equivalents	(215,925)
Cash and cash equivalents, beginning of year	864,350
Cash and cash equivalents, end of year	$ 648,425

See accompanying notes.

KENMAR SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Kenmar Holdings Inc. (the "Parent"), which is wholly owned by Kenmar Group, Inc. ("KGI"). The Company's two sole directors are the sole and equal stockholders of KGI.

The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority, and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission. The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with one financial institution. In the event of the financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

The Company earns sales commissions, service fees, redemption fees and selling agent fees from affiliated commodity pools. Revenue is recognized as income when earned.

E. Income Taxes

The Company has made a Subchapter S Subsidiary election under the Internal Revenue Code whereby the Company's taxable income "flows-through" to KGI and is subject to KGI's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by KGI under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topics 740, *Income Taxes*; and 835, *Interest*, which prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2010. The 2007 through 2010 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2010, the Company had adjusted net capital of $601,986, which was in excess of its required net capital by $556,986. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.

Note 3. SERVICE FEES, SALES COMMISSIONS AND REDEMPTION FEES

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Kenmar Preferred Investments Corp. ("Preferred"), another subsidiary of the Parent. The Trust originally consisted of four separate and distinct series (the "Series") with each Series divided into two classes: Class I Units and Class II Units. The Class I and Class II Units are identical except for the applicable service fee charged to each Class. During the year ended December 31, 2010, the Company received a service fee of 1/12 of 2% (2% per annum) of the beginning of the month Net Asset Value of the Class I units sold prior to July 1, 2009 until those units reached the first anniversary of their purchase. The Company also received redemption fees for subscriptions made through June 30, 2009, on a pro rata basis of up to 2% of the Net Asset Value of Class I Units redeemed prior to the first anniversary of their purchase. Service fees and redemption fees received by the Company under this arrangement amount to $33,346 and $301, respectively, for the year ended December 31, 2010.

The Company receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $1,386,507 for the year ended December 31, 2010.

Note 4. RELATED PARTY TRANSACTIONS

The Company has selling agreements with affiliated commodity pools pursuant to which the Company earns selling agent fees. The Company did not receive any selling agent fees pursuant to such agreements during the year ended December 31, 2010.

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Company Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, registration and examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commissions paid to an officer of the Company amounted to $106,235 for the year ended December 31, 2010.

See Note 3. with regards to service fees, sales commissions and redemption fees from related parties.

Note 5. GUARANTEES

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Preferred and Signature Advisors Group LLC (formerly known as Kenmar Investment Adviser LLC). The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31	
2011	$ 22,637
2012	8,472
	$ 31,109

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

KENMAR SECURITIES INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Total stockholder's equity	$ 640,158
Deduct items not allowable for net capital Non-allowable assets	(34,859)
Haircuts on securities	(3,313)
Net capital	$ 601,986
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 3,350
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$ 601,986
Minimum net capital requirement	45,000
Excess net capital	$ 556,986
Total aggregate indebtedness (total liabilities)	$ 50,244
Percentage of aggregate indebtedness to net capital	8 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities Inc. computation of net capital and required net capital from the December 31, 2010 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2010 is as follows:

Total liabilities	$ 50,244
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 50,244

KENMAR SECURITIES INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2010

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

NFA

KENMAR SECURITIES, INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$54,000		$54,000
B Calculation based on branch offices Number of branch offices =	1	x $6,000 =	$6,000	x $7,200 =	$7,200	x $7,200 =	$7,200
C Calculation based on associated persons Number of associated persons =	7	x $3,000 =	$21,000	x $3,600 =	$25,200	x $3,600 =	$25,200
D Securities broker/dealers per SEC 15c3-1			$5,000		N/A		N/A
Enter the greatest of A - D			$45,000		$54,000		$54,000
				+ Subordinated debt maturing in next 6 mos.	0	+ Subordinated debt maturing in next 6 mos.	0
				+ Expected capital withdrawals in next 6 mos.			
				Total	$54,000	Total	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio
Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$640,158
Ownership equity	$640,158	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	556,986
= Equity Capital	= $640,158	= Required total	$83,172

Equity Capital / Required Total 769.68%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2010

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Kenmar Securities Inc.

In planning and performing our audit of the financial statements of Kenmar Securities Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the two preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2011

KENMAR SECURITIES INC.

FINANCIAL STATEMENTS

December 31, 2010

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and Section 1.17 of the Regulations
Under the Commodity Exchange Act
For the Year Ended December 31, 2010

KENMAR SECURITIES INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended December 31, 2010

SEC
Mail Processing
Section

FEB 23 2011

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 23 2011

Washington, DC
110

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . . .12.00

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley — (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Kenmar Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Kenmar Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with entries in the Company's general ledger noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the entries in the Company's general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 17, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044281 FINRA DEC
KENMAR SECURITIES INC 13*13
900 KING ST STE 100
RYE BROOK NY 10573-1226

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3542

B. Less payment made with SIPC-6 filed (exclude interest) (1749)

7/26/10
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1793

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1793

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1793

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kenmar Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of February, 2011

Senior Vice President & Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,421,339
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	1173
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3470
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	11
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	4654
2d. SIPC Net Operating Revenues	$ 1,416,685
2e. General Assessment @ .0025	$ 3,542

(to page 1, line 2.A.)